January 28, 2010

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attn: H. Christopher Owings

Re:	LivePerson, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 11, 2009 and August 7, 2009
File No. 000-30141

Dear Mr. Owings:

On behalf of LivePerson, Inc. (the “Company”), we respectfully provide the following additional information in response to a telephone conversation between the Company and Ms. Mara Ransom of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) held on January 22, 2010.

The Company intends to modify the disclosure contained in the four bullet points on page 3 of my letter to the Staff dated January 15, 2010 substantially similar to what is included below.

Except where noted otherwise, the Company intends to comply with the comments in all future filings.

Securities and Exchange Commission
January 28, 2010

Definitive Proxy Statement on Schedule 14A

Annual Incentive Compensation, page 14

1.	We note your response to comment four from our letter dated October 28, 2009. We note that each officer’s annual incentive compensation is determined, in part, on the

“Company’s performance against objectives, in the following four areas: actual revenue as compared to target revenue; actual EBITDA per share as compared to target EBITDA per share; actual revenue-to-payroll ratio as compared to target revenue-to-payroll ratio; and consumer division actual revenue as compared to consumer division target revenue.”

Please quantify each goal, discuss your actual results under those goals, and how the amount paid to each executive officer was ultimately determined.  Please state if the Compensation Committee exercised its discretion and adjusted any named executive officer’s incentive payout.  With respect to the Executive Vice President of Marketing, Executive Vice President and GM Technology Operations, please explain what objectives you utilize to determine this executive officer’s annual incentive compensation and explain how the objectives are weighted; provide similar disclosure to what you have provided with respect to the other named executive officers you discuss here.  Please also discuss the circumstances under which any discretion may be exercised in granting such awards absent attainment of the stated performance goal.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

For the fiscal year 2008, actual achievements against the four metric components, and ultimate payout of incentive compensation was determined as follows for both the Company’s Chief Executive Officer and its President/Chief Financial Officer:

•
With respect to the metric component relating to the Company’s 2008 revenue, the target for this component was $78.0 million and the actual was $74.7 million, representing 96% of target, which, per the incentive plan for these executives, corresponded to a payout of 67% for this component.

•
With respect to the metric component relating to the Company’s 2008 EBITDA per share, the target for this component was $0.22 and the actual was $0.20, representing 91% of target, which, per the incentive plan for these executives, corresponded to a payout of 80% for this component.

Securities and Exchange Commission
January 28, 2010

•
With respect to the metric component relating to the Company’s 2008 revenue to payroll ratio, the target for this component was 1.90 and the actual was 2.06, meaning that the target was over-performed by 108%, which, per the incentive plan for these executives, corresponded to a payout of 116% for this component.

•
With respect to the metric component relating to the Company’s 2008 consumer segment fourth quarter revenue to first quarter revenue ratio, the target for this component was 1.3 and the actual ratio was 0.9, representing 70% of target, which, per the incentive plan for these executives, failed to meet the threshold achievement for this component and accordingly, corresponded to a payout of 0% for this component.

* * * * * * * *

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the 10-K;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (212) 937-7239.  Thank you.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:	Robert P. LoCascio (LivePerson, Inc.)
Monica L. Greenberg, Esq. (LivePerson, Inc.)